UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

International DisplayWorks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

459412102

(CUSIP Number)

June 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:	☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Jacob D. Smith, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

13G
CUSIP No. 459412102			Page 2 of 6 Pages

1.	Name of Reporting Person: The Pinnacle Fund, L.P., A Texas limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2512784

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,966,667

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,966,667

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,966,667

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9%

12.	Type of Reporting Person: PN

CUSIP No. 459412102	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

International DisplayWorks, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

599 Menlo Drive, Suite 200
Rocklin, California 95765

Item 2(a)	Name of Person Filing:

The Pinnacle Fund, L.P.

Item 2(b)	Address of Principal Business Office:

4965 Preston Park Blvd.
Suite 240
Plano, Texas 75093

Item 2(c)	Citizenship:

Texas

Item 2(d)	Title of Class of Securities:

Common Stock, no par value

Item 2(e)	CUSIP No:

459412102

CUSIP No. 459412102	Page 4 of 6 Pages

Item 3	Status of Person Filing:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a)	This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”). As of June 15, 2004, Pinnacle was the beneficial owner of 2,966,667 shares of common stock, no par value (“Common Stock”), of International DisplayWorks, Inc. Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Barry M. Kitt is the sole member of Management and may be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Pinnacle.

(b)	Percent of Class: 9.9%.

(c)	Number of shares as to which each person has:

(i)	sole power to vote or to direct the vote: 2,966,667

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,966,667

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 459412102	Page 5 of 6 Pages

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 459412102	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2004

THE PINNACLE FUND, L.P.
By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its sole member